Exhibit 99.4 Q2 FY20 MANAGEMENT PRESENTATION 7 November 2019

James Hardie Q2 FY20 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS This Management Presentation contains forward‐looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward‐ looking statements in its periodic reports filed with or furnished to the SecuritiesandExchangeCommission,onForms20‐Fand6‐K,initsannualreports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward‐looking statements and such forward‐looking statements are statements made pursuantto the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward‐looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy‐backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos‐related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty‐related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third‐party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

James Hardie Q2 FY20 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS   (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward‐looking statements and all such forward‐looking statements are qualified in their entirety by reference to the following cautionary statements. Forward‐looking statements are based on the Company’s current expectations, estimates and assumptions and because forward‐looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward‐looking statements. These factors, some of which are discussed under “Risk Factors”inSection3oftheForm20‐FfiledwiththeSecuritiesandExchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall inAICF and the effect of currency exchange ratemovementsontheamountrecordedin the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward‐looking statements. Forward‐looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward‐looking statements or information except as required by law. Page 3

James Hardie Q2 FY20 Results USE OF NON‐GAAP FINANCIAL INFORMATION;    AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on‐going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”). These financial measures are or may be non‐US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non‐GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non‐GAAP financial measures for the same purposes. However, these non‐GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non‐GAAP financial measures presented in this Management Presentation, including a reconciliation of each non‐GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non‐US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross‐references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non‐US GAAP financial measure used in this Management Presentation. See the section titled “Non‐US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 4

James Hardie Q2 FY20 Results AGENDA • Group Operating Review Dr Jack Truong, CEO • Financial Review  Jason Miele, VP of Investor Relations • Strategy Update Dr Jack Truong, CEO • Questions and Answers Page 5

• Xxx • Xxx GROUP OPERATING REVIEW – DR JACK TRUONG, CEO

James Hardie Q2 FY20 Results FY20 GROUP RESULTS OVERVIEW • Q2'20 1H'20 Volume growth above market in all three regions 960.2 mmsf 1,917.4 mmsf Sales Volume • Net sales growth (in local currency) in all three 3% 3% regions US$660.1 MMUS$1,316.9 Net Sales 2% 2% • North America: +6% for quarter, +5% for first half US$134.2 MMUS$258.6 • Europe: +5% for quarter, +6% for first half Adjusted EBIT1 26% 21% • APAC: +2% for quarter, +1% for first half Adjusted Net Operating US$98.6 MMUS$188.8 2 Profit 22% 17% • Adjusted EBIT and Adjusted NOPAT growth driven by 1 Excludes asbestos related expenses and adjustments and product line discontinuation expenses strong performance in all three regions 2 Excludes asbestos related expenses and adjustments, tax adjustments and product line discontinuation expenses Continued positive momentum in executing global strategic plan Page 7

James Hardie Q2 FY20 Results FY20 NORTH AMERICA SUMMARY Q2'20 1H'20 • Exteriors volume growth continued 620.9 mmsf 1,233.6 mmsf • +6% for the quarter Sales Volume 5% 4% • +5% for the first half US$459.6 MMUS$911.9 • Interiors volume ‐ continuous improvement versus Net Sales 6% 5% prior 2 years • Flat for the quarter US$124.7 MMUS$238.2 • ‐2% for the first half EBIT Excluding1 25% 15% • EBIT Margin exceeded top end of our long‐term 27.1%%26.1 target range for Q2 and first half EBIT Margin Excluding1 4.3 pts 2.3 pts 1 Excludes product line discontinuation expenses of US$5.4 million in Q2’19and1H’19 Commercial transformation and lean manufacturing continue to  gain traction and are now delivering improved financial results Page 8

James Hardie Q2 FY20 Results FY20 EUROPE SUMMARY  Q2'20 1H'20 • Continued Fiber Cement momentum 196.5 mmsf 406.6 mmsf • Net Sales +23% for the quarter in local currency Sales Volume • 1% 1% Net Sales +30% for the first half in local currency • Fiber Gypsum Net Sales growth in local currency €79.0MM €164.4 Net Sales • +3% for the quarter 5% 6% • +3% for the first half €7.8 MM€17.0 • EBIT Margin Excluding¹ of 10.3% for first half EBIT Excluding1 7% 1% • In‐line with internal targets • On‐track to deliver full year EBIT Margin accretion 9.9%%10.3 EBIT Margin Excluding1 • Housing market in Western Europe softening, 0.2 pts -0.6 pts particularly in Germany and the UK 1 Excludes integration costs and FY19 transaction costs and inventory fair value adjustment Continued Fiber Cement momentum and  solid Fiber Gypsum execution Page 9

James Hardie Q2 FY20 Results FY20 APAC SUMMARY Q2'20 1H'20 • Strong volume growth above market in Australia and 142.8 mmsf 277.2 mmsf Sales Volume the Philippines FLAT -1% A$164.2MM A$318.6 • Strong EBIT growth for the second quarter Net Sales 2% 1% • EBIT Margin in the top half of our long term target A$39.5MM A$74.9 range for both the quarter and first half EBIT 5% FLAT • Australian addressable housing market contracting 24.0%% 23.5 EBIT Margin 0.6 pts -0.3 pts Strong financial results through a market downturn Page 10

James Hardie Q2 FY20 Results

FY20 KEY ASSUMPTIONS & MARKET OUTLOOK

North America	Europe	Asia Pacific
Modest growth in the US housing market	**Housing market down slightly across addressable market**	Addressable housing market in Australia is contracting
US Residential Housing starts forecast between 1.2 and 1.3 million	Continual introduction of new fiber cement products for Europe	APAC volume: 3-5% growth above the market
Exteriors volume: 4-6% PDG	EBIT Margin accretion[2]	EBIT Margin in the top half of our stated range of 20 to 25%[3]
EBIT Margin of 25 to 27%[1]		

Management expects full year Adjusted net operating profit to be between **US$340 million and US$370 million**

Note: Changes to key assumptions and outlook statements from those provided in our Q1 FY20 results presentation are indicated in bold text above.

[1] Expectation is based upon the Company achieving our PDG target, continuing to improve operating performance in our plants, improved net average sales price and mix, consistent input costs and flat to modest underlying housing growth

[2] *Expectation is based upon the Company continuing to improve operating performance in our plants, consistent input costs and slight underlying housing contraction*

[3] *Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, consistent input costs and volume growth above a decreasing addressable housing market*

JamesHardie
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FINANCIAL REVIEW – JASON MIELE, VP OF INVESTOR RELATIONS Page 12

James Hardie Q2 FY20 Results GROUP RESULTS – 2ND QUARTER AND HALF YEAR FY20 Q2'20 1H'20 Volume and Net Sales  960.2 mmsf 1,917.4 mmsf Sales Volume • Growth above market in all three segments 3% 3% • Higher net price in all three segments in local currency US$660.1 MMUS$1,316.9 Net Sales 2% 2% Gross profit increased 16% for Q2 and 11% for the first US$240.1 MMUS$473.2 Gross Profit half 16% 11% US$152.6 MMUS$285.1 EBIT 53% 23% Gross margin % up 430bps for Q2 and 280bps for the first half US$103.1 MMUS$189.6 Net Operating Profit 48% 18% 2 US$134.2 MMUS$258.6 Adjusted net operating profit increased 22% for the Adjusted EBIT1 26% 21% quarter and 17% for the first half • Adjusted Net US$98.6 MMUS$188.8 Strong Adjusted EBIT growth Operating Profit2 22% 17% • Higher interest and tax expense US$251.8 M Operating Cash Flow 37% 1 Excludes asbestos related expenses and adjustments and product line discontinuation expenses 2 Excludes asbestos related expenses and adjustments, tax adjustments and product line discontinuation expenses Page 13

James Hardie Q2 FY20 Results

NORTH AMERICA FIBER CEMENT SUMMARY

	Q2'20	1H'20
Sales Volume	620.9 mmsf ▲ 5%	1,233.6 mmsf ▲ 4%
Net Sales	US$459.6 M ▲ 6%	US$911.9 M ▲ 5%
Average Price	US$733 per msf ▲ 1%	US$732 per msf ▲ 1%
EBIT	US$124.7 M ▲ 33%	US$238.2 M ▲ 18%
EBIT Excluding[1]	US$124.7 M ▲ 25%	US$238.2 M ▲ 15%
EBIT Margin Excluding[1]	27.1 % ▲ 4.3 pts	26.1 % ▲ 2.3 pts

[1] *Excludes product line discontinuation expenses of US$5.4 million in Q2'19 and 1H'19*

Volume

- PDG on-track; FY20 target raised to 4-6%
  - Exteriors volumes +6% for Q2 and +5% for the first half
- Interiors gaining momentum
  - Interiors volumes flat for Q2 and -2% for the first half

Price

- Favorably impacted by annual change in strategic pricing, partially offset by mix

EBIT Excluding[1]

- Higher net sales – volume and price
- Improved plant performance
- Lower freight
- SG&A as a % of revenue decreased

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James Hardie Q2 FY20 Results NORTH AMERICA FIBER CEMENT Q2 EBIT Margin of 27.1%  YTD EBIT Margin of 26.1% Page 15

James Hardie Q2 FY20 Results NORTH AMERICA INPUT COSTS • The price of NBSK pulp down 15% compared to pcp • Freight prices down 16% compared to pcp • Cement prices up 3% compared to pcp • Gas prices flat compared to pcp • Electric prices down 7% compared to pcp The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration  • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial‐a‐Truck Solutions • Gas and Electric prices for current quarter are based on prior quarter actuals Page 16

James Hardie Q2 FY20 Results ASIA PACIFIC FIBER CEMENT SUMMARY  Q2'20 1H'20 Volume 142.8 mmsf 277.2 mmsf Sales Volume • Strong volume growth above market index in Australia FLAT -1% and Philippines A$164.2MM A$318.6 Net Sales 2% 1% EBIT • Higher average net sales price in Australian dollars A$1,022per msf A$1,020 per msf Average Price 3% 3% • Active management of controllable spend US$27.0MM US$51.8 EBIT • Higher freight -2% -7% • Segment results in US dollars impacted by unfavorable A$39.5MM A$74.9 EBIT foreign exchange rate movements 5% FLAT 24.0%% 23.5 EBIT Margin 0.6 pts -0.3 pts Page 17

James Hardie Q2 FY20 Results EUROPE BUILDING PRODUCTS SUMMARY Q2'20 1H'20 Net Sales 196.5 mmsf 406.6 mmsf • Sales Volume Net sales in Euros increased 6% for the first half 1% 1% • Fiber cement net sales in Euros increased 30% for the first €79.0MM €164.4 half Net Sales 5% 6% • Fiber gypsum net sales in Euros increased 3% for the first half €306per msf €310 per msf Average Price 1 1% 2% EBIT Excluding in Euros • Higher gross margin US$5.8MM US$13.7 EBIT 71% 1242% • Higher SG&A costs associated with building out the corporate functions and exiting the TSAs US$8.7MM US$19.0 EBIT Excluding1 • €4.7 million of integration costs in first half FY20; 2% -5% approximately €3.0 million of remaining integration costs to be incurred in the second half of FY20 €7.8MM €17.0 EBIT Excluding1 7% 1% • EBIT Margin Excluding1 of 10.3% for the first half in‐line with internal targets 9.9%% 10.3 EBIT Margin Excluding1 0.2 pts -0.6 pts 1 Excludes integration costs and FY19 transaction costs and inventory fair value adjustment Page 18

James Hardie Q2 FY20 Results SEGMENT EBIT Other Businesses Research and Development (20) (19.1) (17.6) (20) (15) (15) (14.5) Q2 EBIT (13.1) Q2 EBIT (10) Half Year (10) Half Year (7.1) (6.9) US$ Millions US$ (5) US$ Millions US$ (5) (0.5) (0.1) 0 FY19 FY20 0 FY19 FY20 Exited Windows business Committed to R&D investment General Corporate Costs1 (40) (31.9) (29.5) (30) Q2 EBIT • Higher stock compensation expense Half Year (20) (14.6) (15.9) US$ US$ Millions (10) 0 FY19 FY20 General Corporate Costs in line with expectations 1 Excludes asbestos related expenses and adjustments Page 19

James Hardie Q2 FY20 Results

INCOME TAX

Three Months and Half Year Ended 30 September				
US$ Millions	**Q2'20**	**Q2'19**	**1H'20**	**1H'19**
Operating profit before taxes	138.5	87.1	257.1	208.6
Asbestos adjustments[1]	(18.8)	(14.3)	(27.1)	(39.4)
Product line discontinuation	-	21.2	-	21.2
Adjusted operating profit before income taxes	**119.7**	**94.0**	**230.0**	**190.4**
Adjusted income tax expense[2]	(21.1)	(13.1)	(41.2)	(29.6)
Adjusted effective tax rate	**17.6%**	**13.9%**	**17.9%**	**15.5%**
Income tax expense	(35.4)	(17.6)	(67.5)	(48.5)
Income taxes paid			20.8	13.1
Income taxes payable[3]			38.6	37.0

17.9% estimated adjusted effective tax rate for the year

- Increase in adjusted income tax expense for the first half driven by a higher Adjusted operating income before income taxes and the proportional impact of tax adjustments related to the straight-line amortization benefit of certain US intangible assets on higher Adjusted operating profit before income taxes
- Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF

[1] *Includes asbestos adjustments, AICF SG&A expenses and net AICF interest income*
[2] *Includes tax adjustments related to asbestos, the amortization benefit of certain US intangible assets and other tax adjustments*
[3] *Includes non-current US income taxes payable of US$25.2 million as of 30 September 2019 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25*

JamesHardie
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James Hardie Q2 FY20 Results FINANCIAL MANAGEMENT FRAMEWORK  Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Invest in R&D and capacity expansion to  • Conservative leveraging of balance sheet  support organic growth at a target within 1‐2 times Adjusted  • Strong governance and transparency EBITDA excluding asbestos.  • Maintain ordinary dividends within the  • Investment‐grade financial management  defined payout ratio • US$500 million unsecured  revolving credit facility;  • Flexibility for: • US$800m senior unsecured notes  • Cyclical market volatility at Q2 FY20;  • Accretive and strategic inorganic  • €400m (US$437.5m) senior  opportunities or further shareholder  unsecured notes at Q2 FY20; returns, when appropriate • At 30 September 2019, total debt  had a weighted average maturity  Moody’s S&P Fitch of 5.8 years and weighted  Ba1 BB BBB‐ average rate of 4.4% affirmed Sept’18 affirmed Mar’19 affirmed Mar’19 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Page 21

James Hardie Q2 FY20 Results CASH FLOWS Change US$ Millions 1H'20 1H'19 (% ) Net income 189.6 160.1 18 Higher operating cash flow Adjustment for non-cash items 92.7 65.1 42 • Increase in income adjusted for non‐cash items 11 41.3 21.4 93 Operating working capital • Net cash inflow due to working capital Other net operating activities (22.3) (6.4) AICF cash flow, net (49.5) (56.7) 13 Lower investing activities Cash provided by operations 251.8 183.5 37 • Acquisition of Fermacell in FY19 Purchases of property, plant and equipment2 (127.8) (141.9) 10 Proceeds from sale of property, plant and 8.0 - equipment Lower financing activities  Acquisition of business, net of cash acquired - (558.7) Purchase of restricted short-term • Lower proceeds due to Fermacell acquisition in FY19 (58.0) (50.7) (14) investments - Asbestos, net Cash used in investing (177.8) (751.3) 76 Dividends paid (113.9) (128.5) 11 Net proceeds of credit facilities 60.0 20.0 Proceeds from 364-day term loan facility - 492.4 Repayments of finance lease obligations (0.2) - Cash (used in) provided by financing (54.1) 383.9 1 Excludes AP related to capital expenditures 2 Includes capitalized interest  Page 22

James Hardie Q2 FY20 Results

LIQUIDITY PROFILE AT 30 SEPTEMBER 2019

Debt Profile
Millions


US$250[1]
US$500
€400/
US$438[2]
US$800
US$210
€400/
US$438[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
EUR Senior Notes
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *Based on exchange rate as of 30 September 2019*

[3] *Includes debt issuance costs (US$17.6 million)*

Strong balance sheet

- US$95.6 million cash
- US$1,334.3 million net debt[3]
- US$284.0 million available on revolving credit facility

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$437.5)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**

Leverage strategy

- ~2.3x net debt to Adjusted EBITDA excluding asbestos; temporarily outside of the 1-2x leverage target range

On track, and committed to returning to our 1-2x leverage target range

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James Hardie Q2 FY20 Results CAPITAL EXPENDITURES CAPEX spend for the half year of US$123.4 million; decreased  US$16.0 million compared to pcp • North America capacity projects • Completed the start‐up of Tacoma greenfield expansion • Continued construction of our Prattville facility • Asia Pacific capacity projects • Continued Carole Park brownfield expansion project Page 24

James Hardie Q2 FY20 Results

FY20 KEY ASSUMPTIONS & MARKET OUTLOOK

North America	Europe	Asia Pacific
Modest growth in the US housing market	**Housing market down slightly across addressable market**	Addressable housing market in Australia is contracting
US Residential Housing starts forecast between 1.2 and 1.3 million	Continual introduction of new fiber cement products for Europe	APAC volume: 3-5% growth above the market
Exteriors volume: 4-6% PDG	EBIT Margin accretion[2]	EBIT Margin in the top half of our stated range of 20 to 25%[3]
EBIT Margin of 25 to 27%[1]		

Management expects full year Adjusted net operating profit to be between **US$340 million and US$370 million**

Note: Changes to key assumptions and outlook statements from those provided in our Q1 FY20 results presentation are indicated in bold text above.

[1] Expectation is based upon the Company achieving our PDG target, continuing to improve operating performance in our plants, improved net average sales price and mix, consistent input costs and flat to modest underlying housing growth

[2] *Expectation is based upon the Company continuing to improve operating performance in our plants, consistent input costs and slight underlying housing contraction*

[3] *Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, consistent input costs and volume growth above a decreasing addressable housing market*

JamesHardie

Page 25

STRATEGY UPDATE – DR JACK TRUONG, CEO Contents are confidential and subject to disclosure and insider trading considerations

James Hardie Q2 FY20 Results LONG TERM VALUE CREATION North America  • 35/90 with strong returns (20‐25% EBIT margin) Europe • €1 billion business with 20+% EBIT margin APAC • Deliver growth above market with strong returns  (20‐25% EBIT margin) Page 27

James Hardie Q2 FY20 Results

STRATEGIC PRIORITIES : FY20 – FY22

North America

1. Accelerate Exteriors Growth
2. Drive Lean Transformation across all ten plants
3. Re-establish Interiors as a Growth Business

Europe

1. Gain market traction
   - current fiber cement
   - new, for Europe, fiber cement
2. Continue to drive fiber gypsum market penetration
3. Continue to unlock existing manufacturing capacity in all five plants

Asia Pacific

1. Continue to drive growth above market
2. Continue to drive Lean manufacturing across all four plants







JamesHardie™

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James Hardie Q2 FY20 Results NA : ACCELERATE EXTERIORS GROWTH ‐ UPDATE From PULL to PUSH-PULL Builders Distributors & JH Dealers • Analytics R&R Contractors • Supply Chain Integration • Ease of Doing Business • Demand Creation • End-user Marketing • Win-Win Approach • Installation Training • Right Products for Right Segments Good early traction  On‐track to hit  Increased Investment to  Shift to Push‐Pull  in our commercial  4‐6% PDG target  deliver long term value  in progress transformation in FY20 creation target of 35/90 • Maximize demand creation • Build customer management capabilities • Innovation Page 29

James Hardie Q2 FY20 Results INNOVATION • Innovation is one of four pillars supporting our long term growth strategy • Leverage on our global R&D capabilities • Drive customer insights to innovation process to deliver high impact new products • Increased innovation investment  Page 30

James Hardie Q2 FY20 Results CULTURE & EMPLOYEE ENGAGEMENT Transforming from big, SMALL company to small, BIG company Page 31

QUESTIONS Contents are confidential and subject to disclosure and insider trading considerations

APPENDIX

James Hardie Q2 FY20 Results FY20 GUIDANCE  • Management notes the range of analysts’ forecasts for net operating profitexcluding asbestos for the year ending 31 March 2020 is between US$343 million and US$362 million, with a mean of US$354 million • Management expects full year Adjusted net operating profit to be between US$340 million and US$370 million assuming, among other things, housing conditions in the UnitedStatesremainconsistentandinlinewithourassumedforecastofnew construction starts, input prices remain consistent, and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year • Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos‐related assets and liabilities in future periods Page 34

James Hardie Q2 FY20 Results NORTH AMERICA FIBER CEMENT Average Net Sales Price 750 732  718 698 700 669 666 665 US$ per MSF 650 600 FY15 FY16 FY17 FY18 FY19 HY FY20 • FY20 strategic price increase effective April 2019 • Overall, satisfied with price positioning Page 35

James Hardie Q2 FY20 Results TRANSLATION IMPACT ON CONSOLIDATED RESULTS Excluding Translation As Reported 2 Impact 1 Translation Impact % Change Q2'20 1H'20 Q2'20 1H'20 Q2'20 1H'20 Net Sales  2%  2%  4%  3%  2%  1% Gross Profit  16%  11%  17%  12%  1%  1% Adjusted EBIT  26%  21%  26%  22% -  1% Adjusted net operating profit  22%  17%  22%  18% -  1% 1 As reported Q2’20 and 1H’20 figures converted using Q2‘19 and 1H’19 average exchange rates, respectively 2 Reflects the difference between Q2’20 As Reported and Q2’20 using Q2’19 average exchange rates, as well as 1H'20 As reported and 1H’20 using 1H’19 average exchange rates Page 36

James Hardie Q2 FY20 Results ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Page 37

James Hardie Q2 FY20 Results ASIA PACIFIC FIBER CEMENT (LOCAL CURRENCY) Australia • Strong growth above market in a contracting market • Good financial management resulting in EBIT growth in Q2 New Zealand • Slightly lower volumes and higher price • EBIT impacted by unfavorable plant  performance Philippines • Strong growth above market in an underlying growing housing market Page 38

James Hardie Q2 FY20 Results FINANCIAL SUMMARY Three Months and Half Year Ended 30 September US$ Millions Q2'20 Q2'19 % Change 1H'20 1H'19 % Change Net Sales North America Fiber Cement$ 459.6 $ 435.6 6$ 911.9 $ 869.4 5 Asia Pacific Fiber Cement 112.6 117.3 (4) 220.6 234.4 (6) Europe Building Products 87.9 87.4 1 183.8 182.8 1 Other Businesses - 4.3 0.6 9.0 (93) Total Net Sales$ 660.1 $ 644.6 2$ 1,316.9 $ 1,295.6 2 EBIT North America Fiber Cement1 $ 124.7 $ 99.5 25$ 238.2 $ 206.7 15 Asia Pacific Fiber Cement 27.0 27.5 (2) 51.8 55.8 (7) Europe Building Products2 5.8 3.4 71 13.7 (1.2) Other Businesses1 (0.5) (1.8) 72 (0.1) (3.3) 97 Research & Development (6.9) (7.1) 3 (13.1) (14.5) 10 General Corporate3 (15.9) (14.6) (9) (31.9) (29.5) (8) Adjusted EBIT$ 134.2 $ 106.9 26$ 258.6 $ 214.0 21 Net interest expense4 $ (14.6) $ (13.0) (12)$ (28.5) $ (23.9) (19) Other income (expense) 0.1 0.1 - (0.1) 0.3 Adjusted income tax expense5 (21.1) (13.1) (61) (41.2) (29.6) (39) Adjusted net operating profit$ 98.6 $ 80.9 22 $ 188.8 $ 160.8 17 1 Excludes product line discontinuation expenses 2 Includes integration costs and FY19 transaction costs and inventory fair value adjustment 3 Excludes Asbestos related expenses and adjustments 4 Excludes AICF interest income 5 Includes tax adjustments  Page 39

James Hardie Q2 FY20 Results ASBESTOS CLAIMS DATA • Net cash outflow in the first half was 5% below actuarial expectations • Gross cash outflow in the first half was 1% above actuarial expectations • Claims received for the first half were 25% above actuarial estimates and 26% higher than pcp • Claims reporting for mesothelioma for the first half was 28% higher than actuarial estimates and pcp • Number of claims settled for the first half were 12% above actuarial estimates and 2% below pcp • Average claim settlement for the first half was 8% below actuarial estimates and 3% above pcp: • Average claim settlement sizes were lower than actuarial expectations for most disease types, including three out of four mesothelioma age groups, compared to actuarial expectations for the half year 1 Average claim settlement is derived as the total amount paid divided by the number of non‐nil claims Page 40

James Hardie Q2 FY20 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Half Year Ended 30 September Q2'20 Q2'19 1H'20 1H'19 Depreciation and amortization North America Fiber Cement$ 22.0 $ 19.5 $ 44.0 $ 37.6 Asia Pacific Fiber Cement 3.2 3.3 6.2 6.4 Europe Building Products 5.7 5.7 11.1 10.4 Other Businesses 0.1 0.6 0.2 1.2 Research and Development 0.3 0.3 0.5 0.6 General Corporate 0.7 1.4 1.6 2.7 Total depreciation and amortization$ 32.0 $ 30.8 $ 63.6 $ 58.9 Page 41

James Hardie Q2 FY20 Results NON‐US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non‐financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub‐contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 42

James Hardie Q2 FY20 Results NON‐US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non‐US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross‐ references each non‐US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. Page 43

James Hardie Q2 FY20 Results NON‐US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjuste d EB IT US$ Millions Three Months and Half Year Ended 30 September Q2'20 Q2'19 1H'20 1H'19 EBIT$ 152.6 $ 99.5 $ 285.1 $ 231.4 Asbestos: Asbestos adjustments (18.8) (14.2) (27.3) (39.3) AICF SG&A expenses 0.4 0.4 0.8 0.7 Product line discontinuation - 21.2 - 21.2 Adjusted EBIT $ 134.2 $ 106.9 $ 258.6 $ 214.0 Net sales 660.1 644.6 1,316.9 1,295.6 Adjusted EBIT margin 20.3% 16.6% 19.6% 16.5% Adjusted net operating profit US$ Millions Three Months and Half Year Ended 30 September Q2'20 Q2'19 1H'20 1H'19 Net operating profit $ 103.1 $ 69.5 $ 189.6 $ 160.1 Asbestos: Asbestos adjustments (18.8) (14.2) (27.3) (39.3) AICF SG&A expenses 0.4 0.4 0.8 0.7 AICF interest income, net (0.4) (0.5) (0.6) (0.8) Product line discontinuation - 21.2 - 21.2 Tax adjustments1 14.3 4.5 26.3 18.9 Adjusted net operating profit $ 98.6 $ 80.9 $ 188.8 $ 160.8 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Page 44

James Hardie Q2 FY20 Results

NON-US GAAP FINANCIAL MEASURES

North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation

US$ Millions	Three Months and Half Year Ended 30 September							
		Q2'20		Q2'19		1H'20		1H'19
North America Fiber Cement Segment EBIT	$	**124.7**	$	**94.1**	$	**238.2**	$	**201.3**
Product line discontinuation		-		5.4		-		5.4
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation	$	**124.7**	$	**99.5**	$	**238.2**	$	**206.7**
North America Fiber Cement Segment net sales		459.6		435.6		911.9		869.4
North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation		**27.1%**		**22.8%**		**26.1%**		**23.8%**

Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Half Year Ended 30 September							
		Q2'20		Q2'19		1H'20		1H'19
Europe Building Products Segment EBIT	$	**5.8**	$	**3.4**	$	**13.7**	$	**(1.2)**
Inventory fair value adjustment[1]		-		-		-		7.3
Transaction costs[2]		-		-		-		7.2
Integration costs[3]		2.9		5.1		5.3		6.6
Costs associated with acquisition		2.9		5.1		5.3		21.1
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	$	**8.7**	$	**8.5**	$	**19.0**	$	**19.9**
Europe Building Products Segment net sales		87.9		87.4		183.8		182.8
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition		**9.9%**		**9.7%**		**10.3%**		**10.9%**

[1] *Under US GAAP, we were required to value the inventory acquired at fair market value. The revaluation resulted in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that period*

[2] *Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell*

[3] *Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell*

JamesHardie

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James Hardie Q2 FY20 Results

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Half Year Ended 30 September			
	Q2'20	Q2'19	1H'20	1H'19
Adjusted net operating profit (US$ Millions)	**$ 98.6**	**$ 80.9**	**$ 188.8**	**$ 160.8**
Weighted average common shares outstanding - Diluted (millions)	444.5	443.1	444.3	443.1
Adjusted diluted earnings per share (US cents)	**22**	**18**	**42**	**36**

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September			
	Q2'20	Q2'19	1H'20	1H'19
Operating profit before income taxes	**$ 138.5**	**$ 87.1**	**$ 257.1**	**$ 208.6**
Asbestos:				
Asbestos adjustments	(18.8)	(14.2)	(27.3)	(39.3)
AICF SG&A expenses	0.4	0.4	0.8	0.7
AICF interest income, net	(0.4)	(0.5)	(0.6)	(0.8)
Product line discontinuation	-	21.2	-	21.2
Adjusted operating profit before income taxes	**$ 119.7**	**$ 94.0**	**$ 230.0**	**$ 190.4**
Income tax expense	(35.4)	(17.6)	(67.5)	(48.5)
Tax adjustments[1]	14.3	4.5	26.3	18.9
Adjusted income tax expense	**$ (21.1)**	**$ (13.1)**	**$ (41.2)**	**$ (29.6)**
Effective tax rate	25.6%	20.2%	26.3%	23.3%
Adjusted effective tax rate	**17.6%**	**13.9%**	**17.9%**	**15.5%**

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie

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James Hardie Q2 FY20 Results NON‐US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months and Half Year Ended 30 September Q2'20 Q2'19 1H'20 1H'19 EBIT$ 152.6 $ 99.5 $ 285.1 $ 231.4 Depreciation and amortization 32.0 30.8 63.6 58.9 Adjusted EBITDA $ 184.6 $ 130.3 $ 348.7 $ 290.3 Asbestos: Asbestos adjustments (18.8) (14.2) (27.3) (39.3) AICF SG&A expenses 0.4 0.4 0.8 0.7 Adjusted EBITDA excluding Asbestos $ 166.2 $ 116.5 $ 322.2 $ 251.7 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months and Half Year Ended 30 September Q2'20 Q2'19 1H'20 1H'19 SG&A expenses$ 98.1 $ 98.9 $ 199.6 $ 203.8 Excluding: AICF SG&A expenses (0.4) (0.4) (0.8) (0.7) Adjuste d SG&A e x pe nse s $ 97.7 $ 98.5 $ 198.8 $ 203.1 Net sales 660.1 644.6 1,316.9 1,295.6 SG&A expenses as a percentage of net sales 14.9% 15.3% 15.2% 15.7% Adjusted SG&A expenses as a percentage of net sales 14.8% 15.3% 15.1% 15.7% Page 47

Q2 FY20 MANAGEMENT PRESENTATION 7 November 2019